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                             September 17, 2020

       Rudy Mazzocchi
       President and Chief Executive Officer
       Agentix Corp.
       2932 Pacific Coast Highway, #14-254
       Dana Point, CA 92629

                                                        Re: Agentix Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 15,
2020
                                                            File No. 333-248589

       Dear Mr. Mazzocchi:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 15, 2020

       Prospectus Summary
       The Offering, page 2

   1. We note your revised disclosures on pages ii, 24 and 27 in response to prior comment 1.
                                                        However, your
disclosure on page 2 of the registration statement appears to indicate that your shares are traded
on the OTCQB. Please revise your disclosure accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rudy Mazzocchi
Agentix Corp.
September 17, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameRudy Mazzocchi
                                                           Division of
Corporation Finance
Comapany NameAgentix Corp.
                                                           Office of Life
Sciences
September 17, 2020 Page 2
cc:       Jeffrey M. Quick, Esq.
FirstName LastName